Exhibit 99.4

RNS Number: 0135R
Wolseley PLC
17 October 2003

17 October 2003

Wolseley plc Board Appointment

Wolseley plc today announces that, with effect from 1 December 2003, Nigel Stein will be joining the Board as a non-executive director. Mr Stein, aged 48, has spent a little under 10 years with GKN plc, the global automotive and aerospace engineer, and is GKN's Finance Director.

John Whybrow, Chairman of Wolseley plc, commented: “We are delighted to welcome Nigel Stein to the Board as a non-executive Director. Nigel’s background brings us a strong balance of operational management experience combined with a strong financial professionalism. We look forward to benefiting from this, combined with his broad knowledge of international business”.

There are no matters relating to Mr Stein which would require disclosure under paragraph 6.F.2(b) to (g) of the Listing Rules.

Ends.

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